Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

June 1, 2005

(212) 373-3428

(212) 492-0428

okwon@paulweiss.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Abby Adams
Special Counsel, Office of Mergers & Acquisitions

Emmis Communications Corporation
Amendment No. 2 to Schedule TO-I
                              File No. 5-43521

Ladies and Gentlemen:

          On behalf of Emmis Communications Corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Amendment No. 2”). The Company originally filed the Tender Offer on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (the “Commission”) on May 16, 2005.

          Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) with respect to the Schedule TO in a letter from Abby Adams, dated May 23, 2005 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain terms used in this letter are defined in Amendment No. 2.

          The Company’s responses to the Staff’s comments are as follows:

Offer to Purchase

Summary Term Sheet, page i

          1.     We note that the offer is scheduled to expire at midnight on June 13, 2005. On page iv you state that persons who tender shares through the company’s 401(k) plan and profit sharing plan may only withdraw those shares before June 9, 2005 and June 8, 2005, respectively. Please revise the offer to provide for withdrawal rights for all security holders for the entire period the offer remains open, as required by Rule 13e-4(f)(2). Also, on page 10 you state that security holders who hold shares in the company’s 401(k) plan must tender shares by 6 p.m. on June 9, 2006. It is unclear if you have placed a similar deadline on security holders who wish to tender shares held through your profit sharing plan. As Rule 13e-4(f)(l)(i) requires you to keep the offer open for at least 20 business days and Rule 13e-4(f)(8)(i) requires you to hold the offer open to all security holders, please revise the offer so that all shares must be tendered by the same deadline.

          Response to Comment 1

          The Company believes that the Offer complies with Rules 13e-4(f)(1)(i) and 13e-4(f)(8)(i). Each of the Emmis Operating Company
401(k) Plans and the Emmis Operating Company Profit Sharing Plan (the “Plans”) are plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and, as such, the assets of the Plans, including the Class A common stock, are owned by trusts, each of which is a legal entity separate and apart from the Company and from any employee. It is those trusts which are the shareholders for purposes of the Offer, and the trustees of those trusts exercise all of the rights of a shareholder in the Offer. Conversely, employees who participate in the Plans are not shareholders by virtue of their interests in the Plans. Rather, each employee/participant is being given the right to “direct” the applicable Plan trustee to tender (or not) Class A shares held in the participant’s Plan account. Under well developed statutory, regulatory and case law, the trustee of each of the Plans has the ultimate authority, and in fact the duty, to determine whether following those directions would be violative of ERISA and, if so, a further duty to ignore those directions and make its own decision as to whether or not to tender the applicable Class A Shares. See, ERISA §403; Letter From the Department of Labor to Ian Lanoff (9/28/95); Department of Labor Field Assistance Bulletin 2004-03 (12/17/04); Herman v. NationsBank Trust Co., 126 F.3d 1354 (11th Cir. 1997). In other words, the trustees (i) own the Class A shares held by the Plans, (ii) are being treated consistently with other shareholders (and therefore will have until the last day of the Offer to tender or withdraw Class A shares in the Offer on behalf of the Plans) and (iii) under Federal law, have the ultimate authority to determine whether or not to following employee/participant directions as to tendering the Class A Shares in the Plans. Participants are being asked to submit their directions to the trustees early, purely as an administrative matter, to permit the trustees to tabulate the directions and determine whether to follow them.

          Moreover, we have reviewed many other Dutch Auctions and they are consistent with our treatment of the Plans. Specifically, we found 9 Dutch Auctions since the beginning of 2003 in which the registrant maintained ERISA plans containing employer stock which could be directed by plan participants. In every one of those cases (presumably all reviewed by the SEC), participants were required to remit their tender instructions to the plan trustee either three or four business days before the general closing date of the offer. The precedents, and the opening dates of the offer, include Rent-a-Center (4/28/03); Stifel Financial Corp. (9/5/03); Trammel Crow Co. (9/3/04); Zale (7/1/03); Blyth Inc. (6/7/04); CCC Information (7/27/04); HCA (10/13/04); Metro-Goldwyn Mayer (12/4/03) and Toro (3/17/04).

          The Company has clearly stated in the summary of the Offer to Purchase that the participants in the Emmis Operating Company Profit Sharing Plan have until 5:00 p.m., New York City time, on Wednesday, June 8, 2005, to direct the tender of their shares. The Company has expanded its disclosure in Section 2 of the Offer to Purchase to make it clear that participants in the Emmis Operating Company Profit Sharing Plan must direct the trustee to tender their shares by 5:00 p.m., New York City time, on Wednesday, June 8, 2005, unless the Offer is extended.

          2.     On page v you state that the beneficial ownership of your Chief Executive Officer, President and Chairman of the Board, Mr. Jeffrey H. Smulyan, will increase from 52.2% to 64.3% if the offer is fully subscribed, as he does not intend to tender into the offer. On pages 33, however, you state that this offer will result in Mr. Smulyan’s voting interest increasing from 49% to 61%. Please revise the offer to clarify how these two points correspond. It appears that you should revise the cover page of the offer to highlight any change in voting and/or investment power for Mr. Smulyan that increases above 50%, and to highlight the significance of the change with respect to the FCC regulations.

          Response to Comment 2

          In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Offer to Purchase. The Company has also amended the Offer to Purchase to clarify that the FCC, in determining ownership levels, does not use a “beneficial ownership” test that would include options exercisable within 60 days, but rather only considers shares currently outstanding.

Forward Looking Statements, page vii

          3.     You state that the forward looking statements in this document “speak only as to the date of this Offer to Purchase or the date of documents incorporated by reference” and “[e]xcept for ongoing obligations to disclose material information as required by the U.S. federal securities laws, neither we nor the Dealer-Managers or Information Agent are under any obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements.” As you may not “forward-incorporate” documents by reference, and as you are obligated to amend the document to disclose a material change in accord with Rules 13e-4(d)(2) and (f)(3), please clarify this disclaimer. The current language is contradictory and confusing.

          Response to Comment 3

          In response to the Staff’s comment, the Company has deleted the sentence disclaiming any obligations on its part to update or alter any forward-looking statements.

Purpose of the Tender Offer . . . . page 5

          4.     On pages 6 and 17 you “urge each shareholder to consult his or her own financial or tax advisors ....” On page 39 you state that the tax summary is “a general summary ... and is included for general information purposes only.” Security holders are entitled to rely on your disclosure of the material federal tax consequences of the transaction. These broad disclaimers are inappropriate. We will not object, however, if you recommend that security holders seek the advice of a tax professional with respect to their particular situation. Please also eliminate any references to the tax disclosure as a “general summary” and “for general information only.”

          Response to Comment 4

          In response to the Staff’s comment, the Company has amended the Offer to Purchase to recommend that security holders seek the advice of a tax professional “with respect to their particular situation.” The Company has also eliminated references to the tax summary being “for general information only” or a “general summary.”

Procedures for Tendering Shares, page 9

          5.     We note that your common stock is trading within the range of your offer. On page 10 you explain that your

401(k) Plans are prohibited by law from selling shares of Class A common stock to [the company] for a price that is less than the prevailing market price of [the company’s] Class A common stock. Accordingly, if a participant elects to direct the 401(k) Trustee to tender shares of Class A common stock at a price that is lower than the closing price of [the] Class A common stock on the date the Offer expires, the tender price a participant elects will be deemed to have increased to the closest tender price that is not less than the closing price of [the] Class A common stock on the . . . date the offer expires.

          Please provide us additional information regarding this provision. It is unclear how your offer complies with Rule 13e-4 where it is likely that this provision may alter the tenders of certain security holders.

          Response to Comment 5

          The Plans are prohibited under ERISA from selling shares of Class A common stock to the Company for a price less than the prevailing market price of the Company’s stock at the time of sale. See, ERISA § §406(a)(1)(A); 408(e). Accordingly, if a participant elects to “direct” the trustee of the applicable Plan to tender shares at a price that is lower than the closing price of common stock on the date the Offer expires, the tender price a participant elects to direct the Trustee to tender will be deemed to have been increased to the closest tender price that is not less than the closing price of the stock on the date the Offer expires. Accordingly, a participant’s direction to the Trustee will be altered, not any shareholder’s tender. This could result in shares held in a participant’s Plan account not being purchased in the Offer. If the closing price of the common stock on the date the Offer expires is greater than the maximum price available in the Offer, to comply with ERISA none of the shares of Class A common stock held in the Plans will be tendered and all participants’ directions to tender will be deemed to have been withdrawn. As discussed above in response to Comment 1, the Plans (and not the Plan participants) are the shareholders, and it is the Trustee who is responsible for tendering (or not tendering) shares in the Offer, not the participants.

Conditions of the Tender Offer, page 17

          6.     All conditions of the offer, other than required governmental approvals, must be satisfied or waived prior to the expiration of the offer, not the time of payment for the shares. Please revise the introductory paragraph accordingly.

          Response to Comment 6

          In response to the Staff’s comment, the Company has amended the Offer to Purchase to clarify that all conditions of the Offer, other than required governmental approvals, must be satisfied or waived prior to the expiration of the Offer.

          7.     We note that the offer is subject to a financing condition. It is our position that a material change in the offer occurs when the offer becomes financed, e.g. financing is obtained or the financing condition is otherwise satisfied, and that five days must remain in the offer once you have disseminated notice of the material change. Please advise us of your intent in this regard. Also, confirm that you will file the financing agreements as exhibits to the Schedule TO once they are finalized. Finally, tell us whether you believe any remaining conditions of the offer, such as the declaratory judgment action, the FCC condition, the solvency opinion, etc. [are material].

          Response to Comment 7

          The Company understands that at least five business days must remain in the Offer after the financing condition has been waived or satisfied, and the Schedule TO must be appropriately amended to disclose the material change. The Company has advised us that it will file the financing agreements as exhibits to the Schedule TO once they are finalized.

          The Company believes that the condition related to the declaratory judgment action is material. However, as a result of the proposed settlement of the lawsuit, the Company amended this condition. The condition now states that the offer is conditioned upon approval by the Company’s shareholders of the proposed amendments to the terms of the convertible preferred stock. Because of the lawsuit settlement and because Jeffrey H. Smulyan, the holder of shares of common stock representing 48.9% of the combined voting power of the Company’s common stock, has informed the Company that he intends to vote in favor of the proposed amendments, the Company expects that the proposed amendments will be approved.

          The Company does not believe that the shareholder approval condition, the FCC approval condition or the solvency opinion condition is material. Furthermore, as disclosed in the Offer to Purchase, on May 31, 2005, the Company received all required FCC approvals in satisfaction of the FCC approval condition.

          8.     As noted above, the offer is conditioned on whether the company can obtain “debt financing on terms and conditions satisfactory to [the company] in [its] reasonable judgment.” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The financing condition is vague. Please revise to clarify.

          Response to Comment 8

          In response to the Staff’s comment, the Company has amended the Offer to Purchase to specify that the Offer is conditioned upon the receipt by the Company of financing on “terms and conditions consistent with those set forth in the Amendment Commitment Letter, dated May 15, 2005, and the Commitment and Engagement Letter, dated May 15, 2005, as they may be amended, supplemented or modified, in an amount sufficient to purchase shares of Class A common stock pursuant to the Offer and to pay related fees and expenses.”

          9.     On page 19 you condition the offer on whether the contemplated benefits the company may enjoy from the offer and the “prospects of [the company] or any of [its] subsidiaries” are materially impaired or materially adversely affected, respectively. Please revise to specify or generally describe the benefits of the offer to you and the prospects to which you refer so that security holders will have the ability to objectively determine whether one of these conditions has been triggered.

          Response to Comment 9

          In response to the Staff’s comment, the Company has amended the Offer to Purchase to delete the references in this condition to “benefits to us” and “prospects.”

          Certain Information Concerning Emmis, page 21

          10.     We note that you incorporate by reference the financial information required by Item 1010(a) and (b) of Regulation M-A. It does not appear that you have incorporated all the information required by 1010(a), such as the ratio of earnings to fixed charges and the book value per share. Furthermore, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. It appears that you have not provided the required financial information. Please revise to include at least the summary financial information required by Item 1010(c), and advise us how you intend to disseminate the information.

          Response to Comment 10

          In response to the Staff’s comment, the Company has amended the Offer to Purchase to include the summary financial information required by Item 1010(c) of Regulation M-A. The Company has advised us that it will disseminate this information to the holders of shares its Class A common stock via a press release, which it believes is an adequate manner to disseminate the information. Previously this information was published in the Company’s 2004 Annual Report to Shareholders and earning releases, and/or included in the Company’s Annual Reports on Form 10-K. Because the shares are listed and traded on the Nasdaq National Market with a market capitalization of approximately $1 billion and because there at least 10 analysts who cover the Company, we believe this information will be appropriately reported and disseminated to the Company’s shareholders.

          Interest of Directors and Executive Officers . . . , page 24

          11.     Revise this section and the table to briefly explain the different voting rights of the two classes of common stock.

          Response to Comment 11

          In response to the Staff’s comment, the Company has amended the Offer to Purchase to explain the different voting rights of the two classes of common stock.

* * *

          If you have any questions concerning the above responses, please do not hesitate to contact me at (212) 373-3428.

Very truly yours,

/s/ O. Denny Kwon

cc:	J. Scott Enright
Emmis Communications Corporation
John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP